FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2004

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

In connection with its pending acquisition of SICOR Inc. (“Sicor”), the registrant hereby files the following financial information on this Form 6-K:

Also included in this Form 6-K is the consent of Ernst & Young LLP, Sicor’s independent auditors, to the incorporation by reference of their report dated February 10, 2003 included in this Form 6-K into various registration statements of the registrant.

SICOR Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands except par value data)

	September 30, 2003	December 31, 2002
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$163,805	$169,914
Short-term investments	113,231	29,909
Accounts receivable, net	81,051	84,707
Inventories, net	96,865	75,870
Deferred income tax assets	20,234	20,161
Other current assets	19,950	19,659

Total current assets	495,136	400,220

Long-term investments	96,126	130,416
Property and equipment, net	205,575	186,616
Goodwill	69,640	69,640
Intangibles, net	41,548	41,382
Other noncurrent assets	20,849	35,104

	$928,874	$863,378

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$32,789	$41,272
Accrued payroll and related expenses	11,802	10,546
Other accrued liabilities	35,952	44,851
Short-term borrowings	29,309	29,356
Current portion of long-term debt	4,246	7,096

Total current liabilities	114,098	133,121

Other long-term liabilities	6,024	6,254
Long-term debt, less current portion	7,575	24,018
Deferred income tax liabilities	13,837	14,535

Total liabilities	141,534	177,928

Commitments and contingencies

Stockholders’ equity:
Common stock, $0.01 par value, 250,000 shares authorized, 119,030 and 117,470 shares issued and outstanding at September 30, 2003 and December 31, 2002, respectively	1,190	1,175
Additional paid-in capital	800,346	788,224
Deferred compensation	(396)	(855)
Accumulated deficit	(21,839)	(105,173)
Accumulated other comprehensive income	8,039	2,079

Total stockholders’ equity	787,340	685,450

	$928,874	$863,378

See accompanying notes.

SICOR Inc.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Net product sales	$142,998	$115,869	$404,997	$337,343

Costs and expenses:
Cost of sales	64,544	56,196	183,896	154,221
Research and development	8,804	5,819	24,509	16,325
Selling, general and administrative	21,960	13,875	58,516	45,948
Amortization of acquired intangibles	1,143	943	3,168	2,827
Write-down of long-lived assets	—	—	—	1,229
Interest and other, net	(142)	(662)	335	(779)

Total costs and expenses	96,309	76,171	270,424	219,771

Income before income taxes	46,689	39,698	134,573	117,572
Provision for income taxes	(17,710)	(15,477)	(51,239)	(43,815)

Net income	28,979	24,221	83,334	73,757
Dividends on preferred stock	—	—	—	(580)

Net income applicable to common shares	$28,979	$24,221	$83,334	$73,177

Net income per share:
- Basic	$0.24	$0.21	$0.70	$0.63
- Diluted	$0.24	$0.20	$0.69	$0.61

Shares used in calculating per share amounts:
- Basic	119,002	116,990	118,351	116,179
- Diluted	121,850	120,478	121,231	120,149

See accompanying notes.

SICOR Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, in thousands)

	Nine months ended September 30,
	2003	2002
Cash flows from operating activities:
Net income	$83,334	$73,757
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	17,805	14,786
Amortization	3,168	2,827
Amortization of premium on investments	1,972	702
Deferred income taxes	(1,445)	(3,496)
Stock-based compensation	459	555
Write-down of long-lived assets	—	1,229
Change in operating assets and liabilities:
Accounts receivable	5,628	(2,925)
Inventories	(18,312)	(14,076)
Other current and noncurrent assets	2,459	10,223
Accounts payable and other	(18,088)	20,842

Net cash provided by operating activities	76,980	104,424

Cash flows from investing activities:
Proceeds from sales and maturities of investments	42,490	84,363
Purchases of investments	(93,495)	(148,063)
Purchases of property and equipment	(30,495)	(27,441)
Decrease in compensating balance and other	9,368	1,532

Net cash used in investing activities	(72,132)	(89,609)

Cash flows from financing activities:
Redemption of preferred stock	—	(63,832)
Cash dividends on preferred stock	—	(580)
Issuance of common stock and warrants, net	11,123	8,012
Change in short-term borrowings	(2,853)	5,577
Issuance of long-term debt and capital lease obligations, net	1,110	1,067
Principal payments on long-term debt and capital lease obligations	(21,723)	(5,585)

Net cash used in financing activities	(12,343)	(55,341)

Effect of exchange rate changes on cash	1,386	1,214

Decrease in cash and cash equivalents	(6,109)	(39,312)
Cash and cash equivalents at beginning of period	169,914	226,568

Cash and cash equivalents at end of period	$163,805	$187,256

See accompanying notes.

SICOR Inc.

Notes to Consolidated Financial Statements

1. Basis of Presentation

Organization

SICOR Inc. (“SICOR” or the “Company”) is a specialty pharmaceutical company with operations located in the United States, Italy, Switzerland, Mexico, and Lithuania. SICOR was incorporated on November 17, 1986 in the state of Delaware and is headquartered in Irvine, California.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Affiliated companies in which the Company does not have a controlling interest are accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated.

In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary to present fairly the results of operations, financial position and cash flows, have been made. The results of operations and cash flows for the three and nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the full fiscal year.

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and disclosures required by accounting principles generally accepted in the United States for complete financial statements. The accompanying consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in SICOR’s Form 10-K for the year ended December 31, 2002 filed with the Securities and Exchange Commission.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates.

2. Stock-Based Compensation

At June 30, 2003, the Company has three stock-based employee compensation plans. The Company accounts for those plans under the recognition and measurement

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. For options granted under those plans that had an exercise price equal to the market value of the underlying commons stock on the date of the grant, no stock-based employee compensation cost is reflected in net income. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) Statement No. 123 “Accounting for Stock-Based Compensation” (in thousands, except per share data):

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Net income, as reported	$28,979	$24,221	$83,334	$73,177

Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	153	156	459	555

Deduct: Total stock-based employee compensation determined under fair value based method for all awards, net of related tax effects	(2,569)	(1,781)	(6,630)	(5,084)

Pro forma net income	$26,563	$22,596	$77,163	$68,648

Basic net income per share:
As reported	$0.24	$0.21	$0.70	$0.63
Pro forma	$0.22	$0.19	$0.65	$0.59
Diluted net income per share:
As reported	$0.24	$0.20	$0.69	$0.61
Pro forma	$0.22	$0.19	$0.64	$0.57

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

3. Inventories

Inventories consist of the following (in thousands):

	September 30, 2003	December 31, 2002
Raw materials	$32,946	$29,745
Work-in-process	20,725	18,434
Finished goods	48,384	31,381

	102,055	79,560
Less reserve for excess and obsolescence	(5,190)	(3,690)

	$96,865	$75,870

4. Intangible Assets

Intangible assets consist of the following:

	September 30, 2003		December 31, 2002
	Gross Amount	Amortization	Gross Amount	Amortization
Acquired technology	$53,894	$(19,452)	$53,894	$(16,800)
Trademarks	4,625	(1,012)	4,625	(901)
Acquired rights	3,000	(250)	—	—
Licensed technology rights and other	1,997	(1,254)	1,567	(1,003)

Total	$63,516	$(21,968)	$60,086	$(18,704)

The estimated amortization expense for 2003 is approximately $4.2 million and for each of the five succeeding years ending December 31 is as follows (in thousands): 2004 - $4,525, 2005 - $4,628, 2006 - $4,561, 2007 - $4,568, and 2008 - $4.146.

5. Earnings Per Share

Basic earnings per share (“EPS”) includes no dilution and is computed by dividing net income applicable to common shares by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the effect of additional common shares issuable (completed using the treasury stock method), upon exercise of stock options outstanding, warrants, and other dilutive securities. The calculations of basic and diluted weighted average shares outstanding are as follows (in thousands, except per share data):

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Numerator:
Net income applicable to common shares	$28,979	$24,221	$83,334	$73,177

Denominator:
Weighted average common shares - basic	119,002	116,990	118,351	116,179
Dilutive securities:
Stock options	2,548	2,399	2,325	2,538
Warrants	179	826	404	1,128
Conversion options	121	263	151	304

Weighted average common shares - diluted	121,850	120,478	121,231	120,149

Earnings per share - basic	$0.24	$0.21	$0.70	$0.63
Earnings per share - diluted	$0.24	$0.20	$0.69	$0.61

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

6. Comprehensive Income

Comprehensive income consists of the following (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Net income applicable to common shares	$28,979	$24,221	$83,334	$73,177

Comprehensive adjustments:
Unrealized loss on available-for-sale investments	—	—	—	(234)
Foreign currency translation gain (loss)	1,146	(447)	5,960	5,865

Comprehensive income	$30,125	$23,774	$89,294	$78,808

7. Write-Down of Long-Lived Assets

In the first quarter of 2002, the Company recorded an impairment charge of $1.2 million to write-down the carrying value of the long-lived assets of Diaspa S.p.A. (“Diaspa”), a business unit within the Company’s Italian operations. On April 4, 2002, Diaspa was sold to an outside party.

Diaspa’s net sales included in the Company’s consolidated results of operations were $3.5 million for the nine months ended September 30, 2002. There are no sales attributable to Diaspa in 2003.

8. Segment and Geographic Information

FASB Statement No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes reporting standards for a company’s operating segments and related disclosures about its products, services, geographic areas and major customers. An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, and about which separate financial information is regularly evaluated by the chief operating decision maker in deciding how to allocate resources. The Company operates predominantly in one industry segment, the development, manufacture and marketing of generic injectable pharmaceuticals and the production of specialty active pharmaceutical ingredients and generic biopharmaceuticals. The Company evaluates its performance based on operating earnings of the respective business units primarily by geographic area. The five main business units that correspond to each geographic area are as follows: (i) United States: SICOR, SICOR Pharmaceuticals, Inc. (formerly known as Gensia Sicor Pharmaceuticals, Inc.), and Genchem Pharma Ltd.; (ii) Italy: SICOR-Società Italiana Corticosteroidi S.p.A. and Diaspa (through April 4, 2002); (iii) Switzerland: SICOR Europe SA; (iv) Mexico: Lemery, S.A. de C.V., Sicor de México, S.A. de C.V, and Sicor de Latinoamérica, S.A. de C.V.; and (v) Lithuania: SICOR Biotech UAB and Gatio Investments B.V. Intergeographic sales are accounted for at prices that approximate arm’s length transactions.

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

Additional information regarding business geographic areas is as follows (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Net product sales from unaffiliated customers:
United States	$100,434	$82,321	$281,961	$233,640
Italy	20,373	16,379	61,761	53,029
Mexico	21,531	16,248	57,814	48,178
Lithuania	660	921	3,461	2,496

	$142,998	$115,869	$404,997	$337,343

Net product sales data:
Propofol	$31,982	$37,755	$104,635	$104,954
Other finished dosage	83,218	53,783	215,193	159,919

Total finished dosage	115,200	91,538	319,828	264,873
Active pharmaceutical ingredients	26,949	23,410	81,464	69,974
Generic biopharmaceuticals	849	921	3,705	2,496

	$142,998	$115,869	$404,997	$337,343

Intergeographic sales:
United States	$113	$78	$500	$804
Italy	7,817	7,227	20,795	18,000
Switzerland	759	—	2,509	—
Mexico	302	382	678	785
Lithuania	2	27	126	27

	$8,993	$7,714	$24,608	$19,616

Income (loss) before income taxes:
United States	$42,113	$35,514	$122,091	$101,190
Italy	6,394	5,063	16,590	12,680
Switzerland	(279)	—	(60)	—
Mexico	2,916	756	4,857	3,444
Lithuania	(1,677)	(1,233)	(4,146)	(2,430)
Other	(17)	3	(188)	(48)
Eliminations and adjustments	(2,761)	(405)	(4,571)	2,736

	$46,689	$39,698	$134,573	$117,572

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

	September 30, 2003	December 31, 2002
Total assets:
United States	$802,123	$728,900
Italy	139,983	120,101
Switzerland	3,598	—
Mexico	108,969	101,393
Lithuania	40,736	33,346
Other	5	178
Eliminations and adjustments	(166,540)	(120,540)

	$928,874	$863,378

	September 30, 2003	December 31, 2002
Long-lived assets (property and equipment, net):
United States	$77,264	$70,547
Italy	66,448	57,076
Switzerland	1,936	—
Mexico	34,705	35,917
Lithuania	25,232	23,076
Eliminations and adjustments	(10)	—

	$205,575	$186,616

Baxter Healthcare Corporation (“Baxter”), a marketer and distributor for propofol as well as several other products sold in the United States, accounted for 25% and 39% of net product sales for the three months ended September 30, 2003 and 2002, respectively, and 28% and 37% of net product sales for the nine months ended September 30, 2003 and 2002, respectively. Net sales of propofol, of which the majority is marketed and distributed by Baxter in the United States, accounted for 22% and 33% of net product sales for the three months ended September 30, 2003 and 2002, respectively, and 26% and 31% of net product sales for the nine months ended September 30, 2003 and 2002, respectively.

9. Contingencies

Certain federal and state governmental agencies, including the U.S. Department of Justice and the U.S. Department of Health and Human Services, have been investigating issues surrounding pricing information reported by drug manufacturers, including the Company, and used in the calculation of reimbursements under the Medicaid program administered jointly by the federal government and the states and under the Medicare program. The Company has supplied documents in connection with these investigations and has had discussions with representatives of the federal and state governments. In addition, the Company is named as a defendant in eight purported class action or representative lawsuits brought by private plaintiffs who allege claims arising from the reporting of pricing information by drug manufacturers for the calculation of

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

patient co-payments and certain other payments under the Medicare program or other insurance plans and programs, and in two actions brought by the attorneys general of Nevada and Montana to recover on similar theories for payments made by those states and persons or entities within those states, pursuant to Medicaid programs or otherwise. These actions are among a number of similar actions which have been filed against many pharmaceutical companies raising similar allegations, and nine of the actions in which the Company is named as a defendant have been consolidated in the U.S. District Court for the District of Massachusetts. The Company has established a total reserve of $4.0 million, which represents management’s estimate of costs that will be incurred in connection with the defense of these matters. Actual costs to be incurred may vary from the amount estimated. There can be no assurance that these investigations and lawsuits will not result in changes to the Company’s pricing policies or other actions that might have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

The Company is also a defendant in various actions, claims, and legal proceedings arising from its normal business operations. Management believes the Company has meritorious defenses and intends to vigorously defend against all allegations and claims. As the ultimate outcome of these matters is uncertain, no contingent liabilities or provisions have been recorded in the accompanying financial statements for such matters. However, in management’s opinion, liabilities arising from such matters, if any, will not have a material adverse effect on consolidated financial position, results of operations or cash flows.

10. Subsequent Event

On October 31, 2003, the Company entered into an Agreement and Plan of Merger with Teva Pharmaceutical Industries Limited, an Israeli corporation (“Teva”), and Silicon Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Teva. Under the terms of the agreement, if all applicable conditions are met, the Silicon Acquisition Sub, Inc. will merge with and into the Company and the Company will become a wholly owned subsidiary of Teva. If the merger is completed, each share of the Company’s common stock shall be converted into the right to receive (i) 0.1906 (as may be adjusted pursuant to the agreement) ordinary shares, par value NIS 0.10 each, of Teva which will trade in the United States in the form of American Depositary Shares, evidenced by American Depositary Receipts (and cash in lieu of fractional shares) and (ii) $16.50 in cash, without interest. The agreement has been approved by the board of directors of both the Company and Teva. The transaction is subject to approval by the Company’s stockholders, as well as regulatory approvals and satisfaction of other customary closing conditions. The transaction is expected to be completed in the first quarter of 2004. The agreement provides for the payment of a termination fee of up to $120 million, under certain termination circumstances. As a result of the transaction, the Company’s stockholders will own approximately 7% of Teva on a fully diluted basis. The cash portion of the consideration is expected to be funded by Teva’s cash on hand and committed credit facilities.

In July 2003, a tentative settlement agreement was reached between Terry Klein, a shareholder who brought an action under Section 16(b) of the Securities Exchange Act of 1934 alleging that she is acting to recover money on behalf of our company, and Carlo Salvi, Rakepoll Finance N.V., Karbona Industries Ltd., Bio-Rakepoll N.V. and us. The proposed settlement was approved by the Court on November 12, 2003. Pursuant to the terms of the settlement, SICOR will receive the full amount of the settlement proceeds, $10.75 million, within five (5) business days of the Court’s order approving the settlement. Since the Court reserved decision on the amount of attorneys fees and costs to be paid to plaintiff’s counsel and since those fees and costs are payable from the settlement proceeds, SICOR does not yet know how much of those proceeds it will have to pay to plaintiff’s counsel and how much it will retain. The Company will record its portion of the cash settlement, net of related taxes and legal fees, as a reduction to goodwill in SICOR Biotech U.A.B.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders

SICOR Inc.

We have audited the accompanying consolidated balance sheets of SICOR Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SICOR Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 3, in 2000 the Company changed its revenue recognition policy. As discussed in Notes 2 and 4, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” in 2002.

ERNST & YOUNG LLP

San Diego, California

February 10, 2003

SICOR Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value data)

	December 31, 2002	December 31, 2001

ASSETS
Current assets:
Cash and cash equivalents	$169,914	$226,568
Short-term investments	29,909	63,742
Accounts receivable, net	84,707	71,251
Inventories, net	75,870	59,678
Deferred tax asset	20,161	17,207
Other current assets	19,659	17,992

Total current assets	400,220	456,438

Property and equipment, net	186,616	162,284
Long-term investments	130,416	—
Goodwill	69,640	69,564
Intangibles, net	41,382	45,086
Other noncurrent assets	35,104	50,848

	$863,378	$784,220

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$41,272	$38,661
Accrued payroll and related expenses	10,546	10,214
Other accrued liabilities	44,851	39,097
Short-term borrowings	29,356	33,623
Current portion of long-term debt	6,618	7,112
Current portion of capital lease obligations	478	744

Total current liabilities	133,121	129,451

Other long-term liabilities	6,254	10,458
Long-term debt, less current portion	23,933	29,738
Long-term capital lease obligations, less current portion	85	614
Deferred tax liability	14,535	16,059

Total liabilities	177,928	186,320

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.01 par value, 5,000 shares authorized, 0 and 1,600 shares issued and outstanding at December 31, 2002 and December 31, 2001, respectively	—	16
Common stock, $0.01 par value, 250,000 shares authorized, 117,470 and 114,300 shares issued and outstanding at December 31, 2002 and December 31, 2001, respectively	1,175	1,143
Additional paid-in capital	788,224	836,883
Deferred compensation	(855)	(1,358)
Accumulated deficit	(105,173)	(233,450)
Accumulated other comprehensive income (loss)	2,079	(5,334)

Total stockholders’ equity	685,450	597,900

	$863,378	$784,220

See accompanying notes.

SICOR Inc.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Years Ended December 31,
	2002	2001	2000
Net revenues	$456,025	$369,832	$293,778

Costs and expenses:
Cost of sales	207,287	190,355	166,389
Research and development	23,260	21,008	18,316
Selling, general and administrative	64,620	60,339	51,651
Amortization	3,773	6,159	5,940
In-process research and development	—	21,700	—
Write-down of long-lived assets	1,229	3,462	—
Interest and other, net	(1,991)	1,149	6,407

Total costs and expenses	298,178	304,172	248,703

Income before income taxes	157,847	65,660	45,075
(Provision) benefit for income taxes	(29,570)	13,592	(6,613)

Income before cumulative effect of change in accounting principle	128,277	79,252	38,462
Cumulative effect of change in accounting principle, net of taxes	—	—	(2,854)

Net income	128,277	79,252	35,608
Dividends on preferred stock	(580)	(6,000)	(6,000)

Net income applicable to common shares	$127,697	$73,252	$29,608

Net income per share - basic:
Income before cumulative effect of change in accounting principle	$1.10	$0.70	$0.34
Cumulative effect of change in accounting principle	—	—	(0.03)

Net income	$1.10	$0.70	$0.31

Net income per share - diluted:
Income before cumulative effect of change in accounting principle	$1.06	$0.67	$0.32
Cumulative effect of change in accounting principle	—	—	(0.03)

Net income	$1.06	$0.67	$0.29

Shares used in calculating per share amounts:
- Basic	116,448	103,932	94,937
- Diluted	120,181	108,571	102,170

See accompanying notes.

SICOR Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Three Years Ended December 31, 2002

(in thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2000	1,600	$16	88,848	$888	$558,798	$—	$(348,310)	$(2,538)	$208,854
Comprehensive income (loss):
Net income							35,608		35,608
Foreign currency translation adjustments								(1,306)	(1,306)
Unrealized gain on securities available-for-sale								22	22

Comprehensive income									34,324
Issuance of common stock			10,944	110	34,410				34,520
Cash dividends on preferred stock					(6,000)				(6,000)
Nonemployee stock compensation					1,579				1,579
Deferred compensation - stock options					532	(532)			—
Amortization of unearned compensation						181			181

Balance at December 31, 2000	1,600	16	99,792	998	589,319	(351)	(312,702)	(3,822)	273,458
Comprehensive income (loss):
Net income							79,252		79,252
Foreign currency translation adjustments								(1,720)	(1,720)
Unrealized gain on securities available-for-sale								208	208

Comprehensive income									77,740
Issuance of common stock			13,008	130	209,806				209,936
Common stock issued for acquisition			1,500	15	37,661				37,676
Issuance of warrants					2,505				2,505
Tax benefit resulting from exercises of stock options					748				748
Cash dividends on preferred stock					(6,000)				(6,000)
Nonemployee stock compensation					1,433				1,433
Deferred compensation - stock options					1,411	(1,411)			—
Amortization of unearned compensation						404			404

Balance at December 31, 2001	1,600	16	114,300	1,143	836,883	(1,358)	(233,450)	(5,334)	597,900
Comprehensive income:
Net income							128,277		128,277
Foreign currency translation adjustments								7,647	7,647
Unrealized gain on securities available-for-sale								(234)	(234)

Comprehensive income									135,690
Issuance of common stock			2,070	21	34,922				34,943
Preferred stock redemption	(1,600)	(16)	1,100	11	(87,499)				(87,504)
Tax benefit resulting from exercises of stock options					4,289				4,289
Cash dividends on preferred stock					(580)				(580)
Deferred compensation - stock options					209	(209)			—
Amortization of unearned compensation						712			712

Balance at December 31, 2002	—	$—	117,470	$1,175	$788,224	$(855)	$(105,173)	$2,079	$685,450

See accompanying notes.

SICOR Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2002	2001	2000
Cash flows from operating activities:
Net income	$128,277	$79,252	$35,608
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	20,370	16,201	12,525
Amortization	3,773	6,159	5,940
In-process research and development	—	21,700	—
Deferred income tax	(32,218)	(32,080)	(538)
Stock-based compensation	712	1,837	2,760
Tax benefit resulting from exercises of stock options	4,289	748	—
Write-down of long-lived assets	1,229	3,462	—
Other non-cash expenses	3,674	947	536
Change in operating assets and liabilities:
Accounts receivable	(16,528)	(7,808)	(17,290)
Inventories	(17,333)	(7,198)	(3,207)
Other current and noncurrent assets	3,747	(6,064)	(1,780)
Accounts payable and other current liabilities	37,866	15,878	5,490

Net cash provided by operating activities	137,858	93,034	40,044

Cash flows from investing activities:
Proceeds from sale of available-for-sale investments	82,769	95,181	—
Purchase of available-for-sale investments	(19,261)	(119,067)	(39,648)
Proceeds from held-to-maturity investments	16,697	—	—
Purchase of held-to-maturity investments	(177,022)	—	—
Purchases of property and equipment	(39,162)	(42,952)	(29,608)
Increase (decrease) in compensating balance cash account	737	(15,026)
Other investing activities	(1,335)	(1,194)	99

Net cash used in investing activities	(136,577)	(83,058)	(69,157)

Cash flows from financing activities:
Redemption of preferred stock	(63,832)	—	—
Cash dividends on preferred stock	(580)	(6,000)	(6,000)
Issuance of common stock and warrants, net	9,973	209,936	17,135
Change in short-term borrowings	(777)	(3,042)	(3,270)
Issuance of long-term debt and capital lease obligations, net	3,302	2,059	5,308
Principal payments on long-term debt and capital lease obligations	(8,018)	(9,713)	(7,906)

Net cash (used in) provided by financing activities	(59,932)	193,240	5,267

Effect of exchange rate changes on cash	1,997	298	(606)

(Decrease) increase in cash and cash equivalents	(56,654)	203,514	(24,452)
Cash and cash equivalents at beginning of period	226,568	23,054	47,506

Cash and cash equivalents at end of period	$169,914	$226,568	$23,054

See accompanying notes.

SICOR Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2002	2001	2000
Supplemental disclosure of cash flow information:
Interest paid	$2,578	$4,256	$4,244
Income taxes paid	16,577	10,194	6,097
Supplemental schedule of non-cash investing and financing activities:
Common stock issued in connection with preferred stock redemption	23,672	—	—
Common stock issued to settle covertible debt	—	—	17,943
Fair value of assets acquired, net of cash	—	68,107	—
Liabilities assumed	—	(30,209)	—

See accompanying notes.

SICOR Inc.

Notes to Consolidated Financial Statements

1. Basis of Presentation

Organization

SICOR Inc. (“SICOR” or the “Company”) is a specialty pharmaceutical company with principal operations located in the United States, Italy, Mexico, and Lithuania. SICOR was incorporated November 17, 1986 in the state of Delaware and is headquartered in Irvine, California.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Affiliated companies in which the Company does not have a controlling interest are accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of interest and non-interest bearing checking and savings accounts, money market funds, U.S. treasuries and government agencies’ securities. The carrying amounts approximate fair value due to the short-term maturities of these instruments. As of December 31, 2002 and 2001, cash and cash equivalents held in foreign accounts consisted of $7.6 million and $5.6 million, respectively.

Short-term investments

Management has classified the Company’s short-term and long-term debt securities as held-to-maturity as of December 31, 2002 because the Company has the positive intent and ability to hold the securities until maturity. Held-to-maturity securities are stated at cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest and other income. Realized gains and losses and declines in value, judged to be other than temporary, are included in interest and other income. The cost of securities sold is based on the specific identification method. At December 31, 2001, short-term and long-term debt securities were classified as available-for-sale.

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

Concentration of credit risk

The Company invests its excess cash in U.S. government securities and debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification of its cash investments and their maturities intended to maintain lower risk and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates.

The Company performs ongoing credit evaluations of its customers’ financial condition, and generally does not require collateral. Allowances are maintained for potential credit losses and such losses have been within management’s expectations. The Company’s five largest customers accounted for approximately 68% and 49% of net accounts receivable at December 31, 2002 and 2001, respectively.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (“FIFO”) method.

Property and equipment

Property and equipment is carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and renewals of relatively minor items are generally charged to expense as incurred. Renewals of significant items are capitalized. Depreciation is computed on the straight-line method, over the following estimated useful lives: building and building improvements – 10 to 20 years; machinery and equipment – 3 to 15 years; office furniture and equipment 3 to 12 years.

Goodwill and intangible assets

The Company has recorded goodwill for the excess purchase price over the estimated fair values of tangible and intangible assets acquired and liabilities assumed in acquisitions. In accounting for the acquisitions, a portion of the purchase price was allocated to various identifiable intangible assets, including developed technology and trademarks, based on their fair values at the date of acquisition. The excess purchase price over the estimated fair value of the net assets acquired has been assigned to goodwill, which beginning in 2002 is not being amortized, but is subject to an annual impairment test. Additionally, the Company has recorded intangible assets related to the purchase of proprietary technology rights, which is amortized on the straight-line method over the following estimated useful lives: technology rights – 5 years; developed technology 10 to 17 years; trademarks – 30 years.

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

Impairment of long-lived assets

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the total amount of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Financial instruments

The carrying amounts of cash, accounts receivable, short-term debt and long-term, and variable-rate debt approximate fair value. The Company estimates that the carrying value of long-term fixed rate debt approximates fair value based on the Company’s estimated current borrowing rates for debt with similar maturities.

Research and development expenses

All costs of research and development, including those incurred in relation to the Company’s collaborative agreements, are expensed in the period incurred.

Revenue recognition

Effective January 1, 2000, the Company adopted the provisions of Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”, (“SAB 101”) issued by the Securities and Exchange Commission (“SEC”); see Note 3.

The Company recognizes revenues from product sales upon transfer of title and risk of loss, which generally occurs upon shipment of product, satisfactory evaluation of trade conditions, and final determination that all contractual obligations related to the earnings process are satisfied. The Company estimates and records sales deductions that arise due to wholesaler chargebacks, Medicaid and other rebates, administrative fees, and early payment discounts. Additionally, reserves are established to reduce revenues recorded for estimated product returns at the time of sale based on historical trends and at any time that such reserves become evident. Reserves for potential price reductions for inventory in the hands of distributors and wholesalers are established when such amounts are deemed to be probable and estimable.

For contracts under which the Company is reimbursed for research and development efforts, contract revenues are recognized in accordance with the terms of the agreement and as related expenses are incurred. Amounts recorded as revenue are not dependent upon the success of the research efforts. Nonrefundable license fees and milestone revenue from business partners are recognized over the term of the associated agreement unless the fee or milestone is in exchange for products delivered or services performed that represent the culmination of a separate earnings process.

Earnings per share

Basic earnings per share (“EPS”) includes no dilution and is computed by dividing net income applicable to common shares by the weighted average number of common shares

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

outstanding for the period. Diluted EPS reflects the effect of additional common shares issuable upon exercise of stock options outstanding, warrants, and other dilutive securities. The calculations of basic and diluted weighted average shares outstanding are as follows (in thousands, except per share data):

	Years Ended December 31,
	2002	2001	2000
Numerator:
Net income applicable to common shares	$127,697	$73,252	$29,608
Interest expense on subordinated convertible notes prior to conversion on May 1, 2000	—	—	394

Diluted numerator	$127,697	$73,252	$30,002

Denominator:
Weighted average common shares - basic	116,448	103,932	94,937
Net effect of dilutive securities:
Stock options	2,420	2,918	2,536
Warrants	1,027	1,308	2,483
Shares issuable in connection with convertible notes prior to conversion on May 1, 2000	—	—	1,749
Other	286	413	465

Weighted average common shares - diluted	120,181	108,571	102,170

Earnings per share - basic	$1.10	$0.70	$0.31
Earnings per share - diluted	$1.06	$0.67	$0.29

The conversion of the convertible exchangeable preferred stock (see Note 9) was not assumed for purposes of computing diluted earnings per share for the years ended December 31, 2002, 2001 and 2000 since its effect would have been anti-dilutive.

Stock-based compensation

As permitted by Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” the Company accounts for common stock options granted to employees using the intrinsic value method prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and its related interpretations and, thus, recognizes no compensation expense for options granted with exercise prices equal to or greater than the fair value of the Company’s common stock on the date of the grant.

When the exercise price of the employee or director stock options is less than the estimated fair value of the underlying stock on the grant date, the Company records deferred compensation for the difference and amortizes this amount to expense on a straight-line basis over the vesting period of the options.

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

Deferred compensation for options granted to nonemployees has been determined in accordance with SFAS No. 123, and Emerging Issues Task Force (“EITF”) 96-18, using the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Deferred charges for options granted to nonemployees are periodically remeasured as the underlying options vest.

Pro forma information regarding net income and net income per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock plans under the fair value method of that statement. The fair value was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2002, 2001, and 2000, respectively:

	Option Grant
	2002	2001	2000
Dividend yield	0%	0%	0%
Expected volatility	57.3%	57.3%	59.0%
Risk-free interest rate	3.9%	4.8%	6.1%
Expected term in years	5.2	6.6	6.4
Per share fair value of options granted	$8.93	$9.65	$6.50

The Black-Scholes option-valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

For purposes of pro forma disclosures, the estimated fair value is amortized to expense over the vesting period of such stock or options. The effects of applying SFAS No. 123 for pro forma disclosure purposes are not likely to be representative of the effects on pro forma information in future years because they do not take into consideration pro forma compensation expense related to grants made prior to 1995. The Company’s pro forma information for the years ended December 31 is as follows (in thousands except per share data):

	Years Ended December 31,
	2002	2001	2000
Net income applicable to common shares:
As reported	$127,697	$73,252	$29,608
Pro forma	$120,159	$56,967	$26,537
Basic net income per share:
As reported	$1.10	$0.70	$0.31
Pro forma	$1.03	$0.55	$0.28
Diluted net income per share:
As reported	$1.06	$0.67	$0.29
Pro forma	$1.00	$0.52	$0.26

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

Foreign currency translation

The financial statements of the Company’s Italian subsidiary are translated into U.S. dollars using current rates of exchange, with translation gains and losses included in accumulated other comprehensive income and loss in the stockholders’ equity section of the consolidated balance sheets.

For the Mexican and Lithuanian operations, where the functional currency is the U.S. dollar, financial statements are translated at either current or historical exchange rates, as appropriate. Translation and recognized gains and losses on currency transactions (denominated in currencies other than local currency), are reflected in the determination of consolidated net income.

Foreign currency contracts

The Company’s Italian operations hedge against transactional risks by borrowing against its receivables and against economic risk by buying monthly call options priced to strike at a rate equal to or above the budgeted exchange rate. The cost of the borrowing is recorded as interest expense when it is incurred. The cost of the options is recognized when the options become exercisable. Gains on the options are recorded as foreign exchange gains upon exercise.

Recently issued accounting standards

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. Under these rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are tested for impairment annually, or whenever events and circumstances occur indicating that goodwill might be impaired. Other intangible assets continue to be amortized over their useful lives.

The Company applied SFAS No. 141 for its acquisition of Gatio, which occurred on July 25, 2001. Starting in 2002, SFAS No. 142 requires the Company to stop amortizing goodwill

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

acquired prior to July 1, 2001. By ending this type of amortization, net income increased by approximately $2.5 million per year which is expected to continue through March 2003. Thereafter, the increase is expected to be $2.3 million per year through February 2027. The Company adopted SFAS No. 142 as of January 1, 2002. In accordance with the transition provisions of SFAS No. 142, the Company completed the first step of the transitional goodwill impairment tests as of January 1, 2002, and the first step of the annual goodwill impairment test during the fourth quarter of 2002, and determined that there was no goodwill impairment.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, but retains the fundamental provisions of SFAS No. 121 related to the recognition and measurement of the impairment of long-lived assets. The adoption of SFAS No. 144 on January 1, 2002 did not have a material effect on earnings or financial position.

In November 2002, the Emerging Issues Task Force issued EITF 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables,” addressing the accounting for arrangements that may involve the delivery or performance of multiple products, services, and rights to use assets. This consensus applies to agreements entered into in fiscal periods beginning after June 15, 2003. The Company does not expect that adoption of this consensus will have a material effect on earnings or financial position.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition to the fair value method of accounting for stock-based employee compensation under SFAS No. 123 “Accounting for Stock-Based Compensation.” SFAS No. 148 also requires disclosure of the effects of stock-based employee compensation on reported net income and earnings per share in significant accounting policies in annual and interim financials statements beginning after December 31, 2002. The Company does not expect that adoption of this Statement will have a material effect on earnings or financial position.

3. Adoption of Staff Accounting Bulletin No. 101

In December 1999, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB No. 101”), which required implementation in the fourth quarter of 2000. As a result, the Company commenced a review of its revenue recognition policies for conformity with SAB No. 101. The Company believes its previously existing revenue recognition policies comply with the guidance provided in SAB No. 101, except with respect to up-front cash payments received under certain licensing arrangements. SAB No. 101 generally provides that up-front payments, whether or not they are refundable, should be deferred as revenue and recognized over the license period. The Company’s previous accounting policy was to recognize as revenue such cash payments that were nonrefundable or where the probability of refund was remote. SAB No. 101 required the Company to change its accounting method for recognizing revenue for several contracts,

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

resulting in a cumulative change in accounting principle charge of approximately $2.9 million, net of tax. The cumulative effect of this change in accounting principle was retroactively recorded as of January 1, 2000, reducing previously reported earnings per share in the first quarter of 2000 by $0.03 on a fully diluted basis. In addition, the Company recognized $2.0 million in revenue from these contracts during the year 2000, increasing previously reported earnings per share by $0.01 in the first quarter and $0.01 in the second quarter of that year.

Prior year amounts were not restated. Had this change in accounting principle been applied retroactively, the net income applicable to common shares and earnings per share amounts for the year ended December 31, 2000 would have been as follows (in thousands, except per share data):

Pro-forma net income applicable to common shares	$32,462
Pro forma earnings per share - basic	0.34
Pro forma earnings per share - diluted	0.32

4. Goodwill and Intangible Assets

Under SFAS No. 141, intangible assets with identifiable lives continue to be amortized. The following table reflects the components of intangible assets (in thousands):

	December 31, 2002		December 31, 2001
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Acquired technology	$53,894	$(16,800)	$53,894	$(13,262)
Proprietary technology rights	1,411	(978)	1,226	(781)
Trademarks	4,625	(901)	4,615	(744)
Other	156	(25)	74	(12)
Assembled workforce	—	—	2,270	(2,194)

Total	$60,086	$(18,704)	$62,079	$(16,993)

In accordance with the provisions of SFAS No. 142, the carrying value of assembled workforce of $76 thousand was re-classified to goodwill as of January 1, 2002. The estimated amortization expense for each of the five succeeding years ending December 31 is as follows (in thousands):

2003	$3,779
2004	3,925
2005	4,028
2006	3,961
2007	3,968

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

The following table discloses the effect on net income and basic and diluted earnings per share of excluding amortization expense related to goodwill, which was recognized during the years ended December 31, 2001 and 2000, as if the adoption of SFAS No. 142 had occurred at the beginning of each period (in thousands, except per share data):

	Years Ended December 31,
	2002	2001	2000
Net income applicable to common shares	$127,697	$73,252	$29,608
Add back goodwill amortization	—	2,946	3,103

Adjusted net income applicable to common shares	$127,697	$76,198	$32,711

Earnings per share - basic:
As reported	$1.10	$0.70	$0.31
Goodwill amortization	—	0.03	0.03

Adjusted earnings per share - basic	$1.10	$0.73	$0.34

Earnings per share - diluted:
As reported	$1.06	$0.67	$0.29
Goodwill amortization	—	0.03	0.03

Adjusted earnings per share - diluted	$1.06	$0.70	$0.32

5. Composition of Certain Consolidated Financial Statement Captions

Certain consolidated financial statement captions consist of the following (in thousands):

	December 31,
	2002	2001
Receivables:
Trade receivables	$86,935	$73,838
Less allowance for doubtful accounts	(2,228)	(2,587)

	$84,707	$71,251

Approximately $3.5 million and $19.3 million of trade receivables at December 31, 2002 and 2001, respectively, were pledged as security for short-term borrowings (see Note 7).

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

	December 31,
	2002	2001
Inventories:
Raw materials	$29,745	$21,374
Work-in-process	18,434	14,108
Finished goods	31,381	30,239

	79,560	65,721
Less reserve for excess and obsolescence	(3,690)	(6,043)

	$75,870	$59,678

Other current assets:
VAT and other taxes receivable	$9,310	$10,387
Other receivables	8,181	3,741
Prepaid expenses	2,081	3,682
Other	87	182

	$19,659	$17,992

Property and equipment:
Land and land improvements	$5,799	$2,681
Buildings and building improvements	79,219	64,800
Machinery and equipment	153,413	136,463
Office furniture and equipment	9,133	9,670
Construction in progress	17,475	10,843

	265,039	224,457
Less accumulated depreciation	(78,423)	(62,173)

	$186,616	$162,284

At December 31, 2002 and 2001, equipment acquired under capital lease obligations totaled $5.7 million and $6.4 million, respectively. Such leased equipment is included in machinery and equipment, net of accumulated amortization of $2.7 million and $2.5 million at December 31, 2002 and 2001, respectively.

Depreciation expense, including amortization of capital leases, was $20.4 million, $16.2 million, and $12.5 million for the years ended December 31, 2002, 2001 and 2000, respectively.

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

	2002	2001
Other noncurrent assets:
Compensating balance cash account	$14,324	$15,061
Deferred tax asset	8,547	15,500
Equity Investments	4,671	182
Deferred expenses	2,805	4,219
Loan commitment fee	1,889	2,390
Restricted deposit	550	12,054
Other	2,318	1,442

	$35,104	$50,848

Other current accrued liabilities:
VAT and other taxes payable	$25,983	$18,123
Deferred tax liability	6,270	7,007
Legal reserve	4,000	4,000
Customer liability	3,305	—
Accrued sales and distribution expenses	1,351	3,975
Deferred revenue	773	2,051
Chairman’s incentive compensation	651	1,000
Other	2,518	2,941

	$44,851	$39,097

Other long-term liabilities:
Severance indemnities	$2,118	$2,849
Deferred profit sharing	1,794	1,614
Deferred revenue	1,751	4,899
Other	591	1,096

	$6,254	$10,458

Labor laws in Mexico and Italy require employers to accrue severance indemnities, which are paid to employees upon termination of their employment. Each year, the employer accrues, for each employee, an amount partly based on the employee’s remuneration and partly based on the revaluation of amounts previously accrued.

6. Short-Term and Long-Term Investments

Securities held-to maturity at December 31, 2002 and available-for-sale at December 31, 2001 consist of the following (in thousands):

	December 31,
	2002	2001
U.S. corporate debt securities	$132,316	$23,427
U.S. government securities	28,009	40,315

	$160,325	$63,742

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

The amortized cost and estimated fair value of securities held-to-maturity at December 31, 2002 by contractual maturity are shown below (in thousands):

	Amortized Cost	Estimated Fair Value
Due in one year or less	$29,909	$30,200
Due after one year through two years	116,409	117,177
Due after one year through three years	14,007	14,083

	$160,325	$161,460

7. Short-Term Borrowings

Short-term borrowings consist of the following (in thousands):

	December 31,
	2002	2001
Credit line arrangements repayable in U.S. dollars and euros	$29,356	$33,168
Unsecured bank loan repayable in euros	—	455

	$29,356	$33,623

The Company’s Italian subsidiary maintains credit line arrangements with several banks where most trade receivables are pledged to the banks in return for short-term borrowings in U.S. dollars and euros. The Company retains all credit risk with respect to the receivables. Consequently, both the receivables and related borrowings are included in the accompanying consolidated financial statements. The weighted average interest rate on credit line arrangements was approximately 3.0% and 4.9% at December 31, 2002 and 2001, respectively.

The short-term borrowings from banks at December 31, 2001 were unsecured and repayable in euros. The terms of the borrowings ranged from three to six months and the weighted average interest rate on these borrowings was approximately 6.3%.

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

8. Long-Term Debt

Long-term debt consists of the following (in thousands):

	December 31,
	2002	2001
Mortgage notes payable	$21,050	$26,680
Notes payable to banks	1,561	2,470
Notes payable to suppliers	1,695	2,996
Notes payable to Italian Ministry of Industry	2,964	2,002
Research project loan payable	3,281	2,302
Other	—	400

	30,551	36,850
Less: current portion	(6,618)	(7,112)

Long-term debt, net of current portion	$23,933	$29,738

The mortgage notes payable are secured by certain production facilities with a carrying value of approximately $17.7 million. The mortgage notes payable are repayable in quarterly and semi-annual installments of principal and interest through 2006. The floating interest rate is based on several financial indicators. The weighted average interest rate on these loans was 3.0% and 4.2% at December 31, 2002 and 2001, respectively.

The notes payable to banks are unsecured and are repayable in monthly and semi-annual installments of principal and interest through 2005. The weighted average fixed interest rate on these notes was 5.0% and 5.5% at December 31, 2002 and 2001, respectively.

Notes payable to suppliers are secured by certain machinery and equipment with a carrying value of approximately $3.8 million and are repayable in quarterly and semi-annual installments of principal and interest through 2004. The weighted average fixed interest rate on these notes was 4.5% and 4.9% at December 31, 2002 and 2001, respectively.

The notes payable to the Italian Ministry of Industry are repayable in annual installments of principal and interest through 2015. The weighted average fixed interest rate on these notes was 1.5% and 1.8% at December 31, 2002 and 2001, respectively.

The research project loan payable is from the Italian Ministry of University, Scientific & Technological Research under a grant and subsidized loan package of approximately $8.8 million for an applied research program related to the development of anthracycline derivatives. The receipt of funding for the research program is contingent upon presentation of a statement of progress at established “Checkpoints,” the first of which occurred in the third quarter of 1999. The second and third checkpoints were successfully completed in the third quarter of 2000 and the first quarter of 2001, respectively. The loan is secured by certain production facilities and is repayable in semi-annual installments of interest only for 3.5 years and subsequently repayable in semi-annual installments of principal and interest through 2008. The variable interest rate on the loan was 4.8% and 5.6% at December 31, 2002 and 2001, respectively.

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

Long-term debt maturities for each of the next five years are as follows (in thousands): $6,618 in 2003; $6,944 in 2004; $8,225 in 2005; $5,018 in 2006; and $882 in 2007, and $2,864 thereafter. Total interest expense for short and long-term borrowings in 2002, 2001, and 2000 was $3.1 million, $4.2 million, and $4.7 million, respectively.

9. Stockholders’ Equity

Common Stock

On October 16, 2001, the Company sold 11.5 million shares of common stock, realizing net proceeds of $203.7 million after an underwriting discount of approximately $9.0 million.

Preferred Stock redemption

In 2002, the Company purchased or redeemed all 1.6 million shares of its $3.75 convertible exchangeable preferred stock through several transactions in exchange for $64.4 million in cash and 1.1 million shares of common stock.

Warrants

As of December 31, 2002, warrants to purchase an aggregate of 1,044,911 shares of the Company’s common stock were outstanding at a weighted average exercise price of $6.96 per share. These warrants contain provisions which adjust the exercise price and the aggregate number of shares that may be issued upon exercise of the warrant if a stock dividend, stock split, reorganization, reclassification or consolidation occurs.

In December 1997, the Company sold approximately 2.4 million units in a private placement, each unit consisting of one share of common stock and a warrant to purchase one-half share of common stock at a per share exercise price of $7.34 per share. These warrants expire in July 2003. At December 31, 2002, warrants to purchase an aggregate of 794,911 shares of the Company’s common stock were outstanding.

In May and June of 1999, the Company sold approximately 8.7 million units in a private placement, each unit consisting of one share of common stock and a warrant to purchase one-tenth of a share of common stock at a per share exercise price of $5.75 per share. These warrants expire in December 2003. At December 31, 2002, warrants to purchase an aggregate of 250,000 shares of the Company’s common stock were outstanding.

Sankyo conversion option

In April 1997, the Company entered into an agreement with Sankyo Company, Ltd. (“Sankyo”), to collaborate on a research program to discover and develop drugs for the treatment of non-insulin dependent (Type II) diabetes. As of December 31, 2002, Sankyo held 511,164 shares of Series A Preferred Stock issued by Metabasis Therapeutics, Inc. (“Metabasis preferred stock”). In connection with the agreement, Sankyo may exchange 170,388 shares of its Metabasis preferred stock into shares of the Company’s common stock within 30 days of January 10 of each of 2003, 2004 and 2005. The number of shares

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

of the Company’s common stock exchangeable for the Metabasis preferred stock is determined pursuant to a formula based on the number of shares of Metabasis preferred stock being exchanged multiplied by a fraction, the numerator of which is $7.09 and the denominator of which is the average closing price of the Company’s common stock for a 20 trading day period prior to the date of Sankyo’s notice of exercise. It is not possible to determine the exact exchange ratio until Sankyo exercises its exchange right since the formula is partially based on the price trading levels of the Company’s common stock. Management is obligated to register the Company’s shares of common stock issued on exchange of the Metabasis preferred stock as soon as practicable following the exchange. In January 2003, Sankyo exercised its 2003 exchange right, and the Company issued 76,088 shares of its common stock in exchange for 170,388 shares of its Metabasis preferred stock.

Stockholder rights plan

On March 16, 1992, the Company’s board of directors adopted a stockholder rights plan, which was amended on November 12, 1996 and July 23, 2001, pursuant to which preferred stock rights were distributed to stockholders on the basis of one right for each share held. One right will also attach to each share of common stock issued by the Company subsequent to the date hereof and prior to the distribution date.

In general, the rights become exercisable or transferable only upon the occurrence of certain events related to changes in ownership of the Company’s common stock. Once exercisable, each right entitles its holder to purchase from us one one-thousandth of a share of Series I Preferred Stock, at a purchase price of $200 per unit, subject to adjustment. The rights will separate from the common stock and become exercisable or transferable on a distribution date, which will occur on the earlier of (a) a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of securities representing 15% or more of the Company’s common stock, or (b) ten days following the commencement (or public announcement of an intention to make) a tender or exchange offer that would result in a person or a group of related persons becoming an acquiring person. Upon the occurrence of certain other events related to changes in the ownership of the Company’s common stock, each holder of a right would be entitled to purchase shares of common stock, or an acquiring corporation’s common stock, having a market value equal to two times the exercise value of the right.

The rights expire on the earliest of (a) July 31, 2010, (b) consummation of a merger transaction with a person or group who acquired common stock pursuant to a transaction approved by a majority of the disinterested members of our board of directors, or (c) redemption of the rights. Subject to certain conditions, the rights may be redeemed by our board of directors at any time at a price of $0.01 per right. The rights are not currently exercisable and trade together with the shares of common stock associated therewith.

The rights, if exercised, will cause a substantial dilution to the equity interest in the Company of a person or group’s ownership interest in our common stock that attempt to acquire us on terms not approved by our board of directors.

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

Stock option plans

In February 1997, the stockholders approved the 1997 Long-Term Incentive Plan (the “1997 Stock Plan”) which replaced the 1990 Stock Plan (the “1990 Stock Plan”). The 1997 Stock Plan provides for both the direct award or sale of common stock and the granting of qualified and nonqualified options to its employees, directors and certain other individuals. Generally, options outstanding vest over a four-year period and are exercisable for up to ten years from the grant date. The 1997 Stock Plan, as amended, authorizes up to 9,700,000 shares to be issued. Shares not subject to exercise, or shares not exercised because of forfeiture or termination of options granted under the 1990 Stock Plan, will increase the amount of shares available under the 1997 Stock Plan. Under the 1990 Stock Plan, 6,383,334 shares of the Company’s common stock have been authorized for issuance. Accordingly, as of December 31, 2002, 16,083,334 shares were authorized for issuance under both stock option plans.

In September 1997, the Company’s stockholders approved a stock plan for the Chairman’s Options (the “Chairman’s Options”). Under the Chairman’s Options, the Company’s Chairman of the Board was issued 500,000 shares of common stock of which 200,000 shares were fully vested at the time of grant, with the remaining 300,000 shares to vest in increments of 100,000 shares subject to meeting certain performance conditions. During the first quarter of 2000, the remaining 300,000 shares vested upon attainment of the stipulated conditions.

A summary of the Company’s stock option activity and related information is as follows (in thousands except exercise price):

	Years Ended December 31,
	2002		2001		2000
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding – beginning of year	6,980	$10.53	4,663	$5.59	5,618	$4.62
Granted	1,147	$16.29	3,337	$15.92	1,263	$8.22
Exercised	(885)	$5.15	(872)	$4.67	(1,919)	$4.52
Canceled	(250)	$14.13	(148)	$10.66	(299)	$7.24

Outstanding – end of year	6,992	$12.06	6,980	$10.53	4,663	$5.59

Exercisable – end of year	4,297	$9.82	4,230	$8.69	2,922	$4.81

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

The following table summarizes information about stock options outstanding at December 31, 2002 (number of shares in thousands):

	Options Outstanding			Options Exercisable
	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$2.38 to $4.50	1,078	5.8	$4.12	1,008	$4.12
$4.52 to $10.00	1,525	5.8	$6.30	1,264	$5.79
$10.06 to $12.81	867	8.0	$11.00	434	$10.78
$13.06 to $16.00	1,925	9.1	$15.52	1,151	$15.69
$16.07 to $26.13	1,597	8.8	$19.31	440	$18.16

	6,992	7.7	$12.06	4,297	$9.82

Shares of common stock reserved at December 31, 2002 for the exercise of available and outstanding stock options including the Chairman’s options totaled 7,716,857.

Stock-based compensation

The Company recorded amortization of deferred compensation expense of approximately $712,000 during 2002, which included $464,000 of deferred compensation expense recognized in connection with stock options previously issued to Marvin Samson, the Company’s President and Chief Executive Officer. In May 2001, prior to his election as President and Chief Executive Officer, Mr. Samson entered into a three-year consulting agreement with the Company. Compensation paid under the agreement included a consulting fee and options to purchase 250,000 shares of the Company’s common stock, of which 125,000 options vested immediately, resulting in non-cash compensation expense of $1.4 million. The remaining 125,000 options granted under the consulting agreement were to vest in equal annual amounts at the end of each of the next three years. On September 9, 2001, Mr. Samson was elected President and Chief Executive Officer of the Company. As a result of Mr. Samson becoming an employee, the accounting for his stock options granted to him as a consultant changed. On September 9, 2001, the Company recorded non-cash compensation expense of $704,000, in addition to $729,000 previously recognized in 2001, to reflect the balance of Mr. Samson’s compensation as a consultant and $1.2 million of deferred compensation. The deferred compensation will be amortized ratably to compensation expense through April 30, 2004.

As of December 31, 2002, total charges to be recognized in future periods from amortization of deferred stock compensation are anticipated to be approximately $609,000, $205,000, $37,000, and $8,000 for the years ended December 31, 2003, 2004, 2005, and 2006, respectively.

In September 1997, the Company’s stockholders approved granting of certain options to Donald E. Panoz, the Company’s Chairman of the Board (the “Chairman’s Options”). Under the

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

Chairman’s Options, Mr. Panoz, the Company’s Chairman of the Board was issued 500,000 shares of common stock of which 200,000 shares were fully vested at the time of grant, with the remaining 300,000 shares to vest in increments of 100,000 shares subject to meeting certain performance conditions. During the first quarter of 2000, the remaining 300,000 shares vested upon attainment of the stipulated conditions. As part of the agreement, the Company recorded approximately $1.6 million in compensation expense from the vesting of such options in the first quarter of 2000. Additional incentive compensation expense of $1.0 million relating to Mr. Panoz was also recorded in the first quarter of 2000, upon the Company having reached a market capitalization of $1.0 billion in accordance with the terms of an agreement between the Company and Mr. Panoz.

Employee stock purchase plan

The Company has an Employee Stock Purchase Plan (“ESPP”) for all eligible employees to purchase shares of common stock at 85% of the lower of the fair market value on the first or the last day of each six-month offering period. Employees may authorize the Company to withhold up to 12% of their total compensation during each six-month offering period, subject to certain limitations. The 1992 ESPP, as amended, authorizes up to 710,000 shares to be issued under the plan. During the years ended December 31, 2002, 2001, and 2000, shares totaling 34,237, 31,357, and 70,474 were issued under the plan at an average price of $13.40, $12.77, and $5.54 per share, respectively. At December 31, 2002, 50,982 shares were reserved for future issuance.

Employee savings and retirement plan

The Company has a 401(k) plan that allows eligible U.S. employees to contribute up to 15% of their salary, subject to annual limits. Effective January 1, 2001, the Company matched 50% of the employee pretax contribution, up to an annual maximum of $5,500. The matching contribution was in the form of the Company’s common stock. During the years ended December 31, 2002, 2001 and 2000, shares totaling 58,527, 47,157, and 38,299 were issued at an average price of $16.64, $17.36, and $9.76 per share, respectively. At December 31, 2002, 309,357 shares were reserved for future issuance.

Shares reserved for future issuance

Shares of common stock reserved for future issuance at December 31, 2002 are summarized as follows (in thousands):

1990 and 1997 Stock Plan	7,217
Warrants	1,045
Chairman’s Options	500
401(k) plan	309
Employee Stock Purchase Plan	51

9,122

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

10. Related Parties

In July 2001, the Company acquired all of the outstanding stock of Gatio in exchange for 1,500,000 shares of common stock, 150,000 of which were held in escrow. Gatio is a holding company that is the sole owner of Biotechna U.A.B. (now known as Sicor Biotech U.A.B.) (“Sicor Biotech”). Furthermore, the Company issued warrants to purchase 150,000 shares of common stock at $3.50 per share in connection with the purchase. The Company acquired Sicor Biotech from Bio-Rakepoll, a wholly-owned subsidiary of Rakepoll Finance. Mr. Carlo Salvi, Vice Chairman of the Company’s board of directors and a significant shareholder of the Company, is indirectly the majority owner of Rakepoll Finance. A committee comprised of two disinterested directors approved the Sicor Biotech acquisition.

Pursuant to a shareholder’s agreement, Rakepoll Finance is entitled to nominate up to three directors (one of whom must be an independent director), who in turn are entitled to nominate, jointly with two management directors (one of whom must be an independent director), five additional directors. The consent of the Rakepoll Finance nominated directors is required for the Company to take certain actions, such as a merger or sale of all or substantially all of its business or assets and certain issuances of securities. As a result of his ownership of the Company’s common stock, Mr. Salvi may be able to control substantially all matters requiring approval by stockholders, including the election of directors and the approval of mergers or other business combination transactions.

As discussed in Note 9, in May 2001, the Company entered into a three-year consulting agreement with Mr. Samson, now President and Chief Executive Officer. In exchange for services to be provided by Mr. Samson, the Company issued options to purchase 250,000 shares of common stock at an exercise price of $10.12 per share, 50% of which vested on the day the agreement was executed and the remainder of which will vest in three equal installments on each annual anniversary of the date of execution. Additionally, the Company paid Mr. Samson a consulting fee of $0.2 million in 2001 prior to his becoming President and Chief Executive Officer. The Company did not pay Mr. Samson a consulting fee prior to 2001.

Alco Chemicals Ltd. (“Alco”), an affiliate of Rakepoll Finance and wholly-owned by Mr. Salvi, performed certain services relating to sales of certain bulk pharmaceutical products produced by some of the Company’s subsidiaries in exchange for a commission of 4% of sales. Commission expenses related to Alco were approximately $2.6 million, $2.9 million, and $2.3 million for the years ended December 31, 2002, 2001, and 2000, respectively, and the net outstanding payable to Alco at December 31, 2002 and 2001 was $1.1 million and $1.8 million, respectively. Effective January 1, 2003, the Company acquired the assets of Alco and its 30 employees joined Sicor Europe S.A. (“Sicor Europe”), which is wholly owned by SICOR Inc. Sicor Europe now serves as a selling agent for most of the Company’s international sales, a function previously performed by Alco.

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

During 2002, the Company was a party to a consulting agreement with GreenField Chemical, Inc. (“GreenField”). Frank Becker, the Company’s Chief Operating Officer and director until June 2002, owned substantially all the capital stock of GreenField. In addition, in 2000 and July 2001, the Company entered into agreements with Newport Strategies Inc. (“Newport”), a consulting and marketing research firm, for the licensing of certain software and the performance of certain market research services. Mr. Becker serves as a director of Newport. In aggregate, the Company paid a combined total of $46,000, $117,000, and $119,000 to both companies in 2002, 2001, and 2000, respectively. Effective June 2002, Mr. Becker was no longer employed as an officer or director of the Company.

Lemery, S.A. de C.V., in Mexico, purchased raw materials and supplies from two companies in which Lemery’s Managing Director and Director of Operations have beneficial ownership. The combined material and supply purchases made by Lemery during 2002, 2001 and 2000 from these two companies totaled approximately $0.7 million, $0.7 million, and $1.4 million, respectively. Effective May 2002, Lemery no longer transacts with these two companies.

Chemistry & Health International (“C&H”), a company wholly-owned by a significant stockholder, performed certain services relating to sales of certain bulk pharmaceutical products produced by one of the Company’s former Italian subsidiaries in exchange for a commission. The significant stockholder sold its interest in this subsidiary during 2002. Commission expenses during the period of the significant stockholders interest were approximately $0.5 million, $0.6 million, and $1.0 million for the years ended December 31, 2002, 2001, and 2000, respectively.

11. Acquisition

As discussed in Note 10, on July 25, 2001, the Company acquired all outstanding stock of Gatio, a holding company which is the sole owner of Sicor Biotech, in exchange for 1.5 million shares of the Company’s common stock, 150,000 of which were held in escrow. Sicor Biotech, headquartered in Vilnius, Lithuania, develops and manufactures recombinant protein products and currently sells recombinant human interferon a-2b in developing countries, Eastern Europe, and Russia, and human growth hormone in Lithuania. The transaction was accounted for using the purchase method and the results of operations have been included in the Company’s consolidated statement of income and its comprehensive income from the date of acquisition. The total purchase price was $38.4 million, which was comprised of the fair value of common stock issued of $37.7 million and acquisition costs of $0.7 million.

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

In connection with these transactions, the Company obtained an independent valuation of the intangible assets acquired in order to allocate the purchase price. The total purchase price of $38.4 million was allocated as follows (in thousands):

Net liabilities in excess of assets	$(2,288)
Acquired technology and other, net	7,083
In-process research and development	21,700
Goodwill	11,943

$38,438

The in-process research and development that was assigned a value of $21.7 million, was expensed upon acquisition during the third quarter of 2001 because it was determined that it had not yet reached technological feasibility.

The following unaudited pro forma data reflects the combined results of operations of the Company and Gatio as if the acquisition occurred at the beginning of each year presented (in thousands, except per share data):

	2001	2000
Total revenues	$371,472	$295,824
Net income applicable to common shares	69,837	28,300

Earnings per share - basic	0.67	0.30
Earnings per share - diluted	0.64	0.28

12. Write-down of Long-Lived Assets

In the first quarter of 2002, the Company recorded an impairment charge of $1.2 million to write-down the carrying value of the long-lived assets of Diaspa S.p.A. (“Diaspa”), a business unit within the Company’s Italian operations. On April 4, 2002, Diaspa was sold to an outside party for a price supporting the carrying value of Diaspa’s net assets at the end of the first quarter. In connection with the sale, the Company entered into an agreement with Diaspa whereby the Company agreed to purchase from Diaspa, and Diaspa agreed to sell to the Company, certain active pharmaceutical ingredients. The Company’s minimum average purchase obligation under this agreement is on terms that the Company believes to be comparable to terms it could obtain from other suppliers, and is not expected to exceed approximately $1.6 million per year at the current exchange rate, for a period of four years. The minimum purchase requirements are within usage expectations.

In the first quarter of 2001, the Company also recorded a charge of $3.5 million to write-down Diaspa’s long-lived assets to estimated fair value, including a write-down of non-strategic fixed assets of $2.2 million and remaining goodwill of $1.3 million. Factors indicating impairment included an offer price for the business unit, a history of cash flow losses, and continued forecasted negative cash flows.

Diaspa’s revenues included in the Company’s consolidated results of operations were $3.5 million and $14.1 million for the years ended December 31, 2002 and 2001, respectively.

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

13. Commitments

The Company leases certain of its office, manufacturing and research facilities and certain equipment under operating and capital lease agreements. The minimum annual rents are subject to increases based on changes in the Consumer Price Index, taxes, insurance and operating costs.

Included in deposits, property and equipment, and other assets was $3.2 million and $10.8 million at December 31, 2002 and 2001, respectively, deposited under these agreements. Rent expense for 2002, 2001, and 2000 was $4.8 million, $7.0 million, and $7.9 million, respectively, and was net of $4.0 million, $4.4 million, and $4.7 million of sublease income, respectively.

Future minimum payments, by year and in the aggregate, under the aforementioned leases and other non-cancelable operating leases with initial or remaining terms in excess of one year as of December 31, 2002, are as follows (in thousands):

	Capital Leases	Operating Leases
2003	$512	$9,440
2004	60	8,562
2005	26	6,197
2006	—	4,865
2007	—	4,303
Thereafter	—	4,664

Total minimum lease payments	598	$38,031

Less amount representing interest	(35)

Present value of net minimum lease payments	563
Less current portion	(478)

Noncurrent portion	$85

Future minimum rentals to be received under non-cancelable subleases as of December 31, 2002 totaled approximately $8.1 million.

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

14. Income Taxes

The provision (benefit) for income taxes comprises the following (in thousands):

	Years Ended December 31,
	2002	2001	2000
Current:
Federal	$14,667	$7,360	$927
State	6,163	3,478	1,058
Foreign	4,866	7,650	5,166

	25,696	18,488	7,151

Deferred:
Federal	2,566	(23,747)	—
State	2,857	(7,816)	—
Foreign	(1,549)	(517)	(538)

	3,874	(32,080)	(538)

	$29,570	$(13,592)	$6,613

The provision (benefit) for income taxes on earnings subject to income taxes differs from the statutory federal rate due to the following (in thousands):

	Years Ended December 31,
	2002	2001	2000
Federal income taxes at 35%	$55,246	$22,981	$14,777
State tax net of federal benefit	6,308	3,617	690
Tax effect of non-deductible expenses	30	7,616	47
Valuation allowance and other	(29,926)	(50,550)	(9,106)
Foreign income tax rate differences	(2,088)	2,744	205

	$29,570	$(13,592)	$6,613

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2002 and 2001 are shown below. As of December 31, 2002, a valuation allowance of $19.4 million offset the deferred tax assets, as realization of such assets is uncertain. The valuation allowance decreased by $36.6 million in 2002, $54.8 million in 2001, and $7.8 million in 2000. The reduction in the valuation allowance in 2002 arises primarily from a change in management’s estimates of the amount of deferred tax assets that management believes is more likely than not to be realized. The reduction in the valuation allowance in 2001 arose primarily from the utilization of deferred tax assets to offset taxable earnings in that year, as well as from a change in management’s estimates of the amount of deferred tax assets that management believed was more likely than not to be realized. The reduction in the valuation allowance in 2000 related primarily to the utilization of deferred tax assets to offset taxable earnings in that year. The Company will continue to evaluate the need for a valuation allowance on an annual basis.

Tax benefits of $4.3 million, $0.7 million and $0 were recorded for the exercise of stock options under the Company’s stock option plan in 2002, 2001 and 2000 respectively. These tax benefits were recorded as additional paid-in-capital.

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

	December 31,
	2002	2001
Deferred tax liabilities:
Depreciation	$15,861	$18,129
Basis differences in acquired assets	13,586	15,027
Inventory	6,844	5,640
Other	1,555	5,565

Total deferred tax liabilities	37,846	44,361

Deferred tax assets:
Net operating loss carryforwards	17,564	52,135
Credit carryforwards	13,395	21,787
Depreciation	11,023	12,256
Capitalized research and development	1,346	3,122
Other	21,846	20,772

Total deferred tax asset	65,174	110,072
Valuation allowances for deferred tax assets	(19,425)	(56,070)

Deferred tax asset net of valuation allowance	45,749	54,002

Net deferred tax assets	$7,903	$9,641

At December 31, 2002, the Company had U.S. federal and California net operating loss carryforwards of approximately $44.5 and $6.5 million, respectively. The difference between the net operating loss carryforwards for federal and California income tax purposes is primarily attributable to the capitalization of research and development costs for California purposes and the fifty percent limitation on California loss carryforwards. The federal and California net operating loss carryforwards will begin expiring in 2012 and 2006, respectively, unless previously utilized. International subsidiaries have net operating loss carryforwards in various countries of approximately $6.5 million, which will begin expiring in 2004, unless previously utilized. The Company has federal and California research and development tax credit carryforwards totaling approximately $10.7 million and $2.6 million, respectively, which begin to expire in 2003 unless previously utilized.

Pursuant to Internal Revenue Code Sections 382 and 383, annual use of the Company’s net operating loss and credit carryforwards is limited because of cumulative ownership changes of more than 50% which occurred within the three year period ending in 1997. This limitation has been considered in assessing the realizability of the deferred tax assets.

15. Segment and Geographic Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes reporting standards for a company’s operating segments and related disclosures about its products, services, geographic areas and major customers. An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, and about which separate financial information is regularly evaluated by the chief operating decision maker in deciding how to allocate resources. The Company operates predominantly in one industry

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

segment, the development, manufacture and marketing of generic injectable pharmaceuticals and the production of specialty active pharmaceutical ingredients and generic biopharmaceuticals. The Company evaluates its performance based on operating earnings of the respective business units primarily by geographic area. The four main business units that correspond to each geographic area are as follows: (i) United States: SICOR, Gensia Sicor Pharmaceuticals, and Genchem Pharma; (ii) Italy: SICOR-Società Italiana Corticosteroidi S.p.A. (“Sicor S.p.A.”) and Diaspa; (iii) Mexico: Lemery, S.A. de C.V., Sicor de México, S.A. de C.V, and Sicor de Latinoamérica, S.A. de C.V.; and (iv) Lithuania: Sicor Biotech and Gatio. Intergeographic sales are accounted for at prices that approximate arm’s length transactions

Additional information regarding business geographic areas for the years ended December 31, 2002, 2001 and 2000, respectively, are as follows (in thousands):

	Years Ended December 31,
	2002	2001	2000
Net revenues from unaffiliated customers:
United States	$313,101	$224,032	$155,222
Italy	73,100	78,630	71,341
Mexico	66,429	65,812	67,215
Lithuania	3,395	1,358	—

	$456,025	$369,832	$293,778

Intergeographic sales:
United States	$851	$826	$423
Italy	24,699	16,730	12,312
Mexico	883	351	1,454
Lithuania	248	—	—

	$26,681	$17,907	$14,189

Income (loss) before income taxes:
United States	$135,122	$54,550	$27,879
Italy	18,967	13,415	3,986
Mexico	3,430	5,045	12,074
Lithuania	(3,579)	(2,887)	—
Other	(75)	(688)	(671)
Eliminations and adjustments	3,982	(3,775)	1,807

	$157,847	$65,660	$45,075

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

	December 31,	December 31,
	2002	2001
Total assets:
United States	$728,900	$680,208
Italy	120,101	129,536
Mexico	101,393	93,742
Lithuania	33,346	26,218
Other	178	204
Eliminations and adjustments	(120,540)	(145,688)

	$863,378	$784,220

Information regarding the Company’s product sales to significant customers for the years 2002, 2001, and 2000 was as follows (percentage of product sales to unaffiliated customers):

	Years Ended December 31,
	2002	2001	2000
Baxter Healthcare	37%	34%	33%
Cardinal Health	6%	0%	0%
Mexican government	4%	9%	11%
Vinchem	3%	7%	6%
Abbott Laboratories	3%	6%	6%

	53%	56%	56%

16. Contingencies

Certain federal and state governmental agencies, including the U.S. Department of Justice and the U.S. Department of Health and Human Services, have been investigating issues surrounding pricing information reported by drug manufacturers, including the Company, and used in the calculation of reimbursements under the Medicaid program administered jointly by the federal government and the states and under the Medicare program. The Company has supplied documents in connection with these investigations and has had discussions with representatives of the federal and state governments. In addition, the Company is a defendant in seven purported class action or representative lawsuits brought by private plaintiffs who allege claims arising from the reporting of pricing information by drug manufacturers for the calculation of patient co-payments under the Medicare program or other insurance plans and programs. These actions are among a number of similar actions which have been filed against many pharmaceutical companies raising similar allegations, and five of the actions in which the Company is a defendant have been consolidated to the U.S. District Court for the District of Massachusetts. The Company has established a total reserve of $4.0 million, which represents management’s estimate of costs that will be incurred in connection with the defense of these matters. Actual costs to be incurred may vary from the amount estimated. There can be no assurance that these investigations and lawsuits will not result in changes to the Company’s pricing policies or other actions that might have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

The Company is also a defendant in various actions, claims, and legal proceedings arising from its normal business operations. Management believes the Company has meritorious defenses and intends to vigorously defend against all allegations and claims. As the ultimate outcome of these matters is uncertain, no contingent liabilities or provisions have been recorded in the accompanying financial statements for such matters. However, in management’s opinion, liabilities arising from such matters, if any, will not have a material adverse effect on consolidated financial position, results of operations or cash flows.

17. Quarterly Financial Information (Unaudited)

Summarized quarterly financial data for 2002 and 2001 is as follows (in thousands, except per share data):

	First	Second	Third(1)	Fourth(2)
2002 Quarters
Total revenues	$109,553	$111,921	$115,869	$118,682
Total costs and expenses	73,390	70,210	76,171	78,407
Income before income taxes	36,163	41,711	39,698	40,275
Net income applicable to common shares	22,453	26,503	24,221	54,520
Per common share:
Net income - basic	$0.19	$0.23	$0.21	$0.47
Net income - diluted	$0.19	$0.22	$0.20	$0.45

2001 Quarters
Total revenues	$84,243	$90,894	$90,600	$104,095
Total costs and expenses	69,741	68,740	89,482	76,209
Income before income taxes	14,502	22,154	1,118	27,886
Net income (loss) applicable to common shares	11,907	16,817	(2,997)	47,525
Per common share:
Net income (loss) - basic	$0.12	$0.17	$(0.03)	$0.42
Net income (loss) - diluted	$0.11	$0.16	$(0.03)	$0.41

(1)	Third quarter 2001 results included a $21.7 million charge for in-process research and development related to the Company’s acquisition of Sicor Biotech (see Note 12 in the notes to the 2001 audited consolidated financial statements).
(2)	Fourth quarter 2002 and 2001 results reflected an income tax benefit of approximately $29.0 million and $25.9 million, respectively, resulting from a reduction of the Company’s valuation allowance to recognize deferred tax assets related to U.S. operations.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements give effect to the pending merger (the “Merger”) of SICOR Inc. (“SICOR”) with Teva Pharmaceutical Industries Limited (“Teva”) pursuant to an Agreement and Plan of Merger, dated as of October 31, 2003, as amended as of November 25, 2003, among Teva, SICOR and Silicon Acquisition Sub. Inc., a wholly owned subsidiary of Teva.

The statements contained in this section may be deemed to be forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and similar expressions. These forward-looking statements are based largely on management’s expectations and are subject to a number of uncertainties. Actual results could differ materially from these forward-looking statements. Neither Teva nor SICOR undertake any obligation to update publicly or revise any forward-looking statements. For a more complete discussion of the risks and uncertainties, which may affect such forward-looking statements, please refer to the risk factors that are included in Teva’s Annual Report on Form 20-F and its other filings with the Securities and Exchange Commission (the “SEC”).

The unaudited combined condensed pro forma statements of income combine the historical consolidated statements of income of Teva and SICOR as if the merger had occurred on January 1, 2002. The unaudited combined condensed pro forma balance sheet combines the historical consolidated balance sheet of Teva and the historical consolidated balance sheet of SICOR giving effect to the merger as if it had occurred on September 30, 2003.

The unaudited pro forma condensed combined financial statements were prepared using the purchase method of accounting. The allocation of the purchase price as reflected in these pro forma combined condensed financial statements has been based upon preliminary estimates of the fair value of assets acquired and liabilities assumed as of the date of merger. Management, with the assistance of independent valuation specialists, is currently assessing the fair values of the tangible and intangible assets acquired and liabilities assumed. This preliminary allocation of the purchase price is dependent upon certain estimates and assumptions, which are preliminary and have been made solely for the purpose of developing such pro forma combined condensed financial statements.

A final determination of the fair values of SICOR’s assets and liabilities, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of SICOR that exist as of the date of completion of the merger and such valuations could change significantly upon the completion of further analyses and asset valuations from those used in the combined condensed pro forma financial statements presented below.

The unaudited pro forma combined condensed financial statements do not include liabilities resulting from integration planning and adjustments in respect of possible settlements of outstanding litigation, as these are not presently estimable. Amounts preliminarily allocated to goodwill may significantly decrease and amounts allocated to intangible assets with definite lives may increase significantly, which could result in a material increase in amortization of acquired intangible assets. Therefore, the actual amounts recorded as of the completion of the transaction may differ materially from the information presented in the accompanying unaudited pro forma combined condensed financial statements. In addition to the receipt of the final valuation, the impact of ongoing integration activities, the timing of completion of the transaction and other changes in SICOR’s net tangible and intangible assets that occur prior to completion of the transaction could cause material differences in the information presented.

The unaudited pro forma condensed combined financial statements are not necessarily an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma combined condensed financial statements should be read in conjunction with the historical financial statements and the notes thereto of Teva that are included in Teva’s Annual Report on Form 20-F and its other filings with the SEC, and of SICOR which are included in this Form 6-K.

Teva Pharmaceutical Industries Limited

Unaudited Pro Forma Combined Condensed Statement of Income

For the nine months ended September 30, 2003

(U.S. dollars in millions, except ADR data)

	Teva	SICOR	Adjustments	Note	Pro forma
Net sales	$2,334.4	$405.0			$2,739.4
Cost of sales	1,248.5	183.9	$1.5	(1)	1,460.3
			26.4	(2)

Gross profit	1,085.9	221.1	(27.9)		1,279.1
Research and development expenses, net of participations and grants	149.7	24.5			174.2
Selling, general and administrative expenses	377.9	58.5	(1.1)	(3)	435.3
Amortization of intangible assets		3.2	(3.2)	(4)
Income from GlaxoSmithKline litigation settlement	100.0				100.0
Restructuring expenses	7.4				7.4

Operating income	650.9	134.9	(23.6)		762.2
Financial expenses – net	14.1	0.3	33.3	(5)	47.7

Income before income taxes	636.8	134.6	(56.9)		714.5
Income taxes	131.7	51.3	(18.8)	(6)	164.2

	505.1	83.3	(38.1)		550.3
Share in profits of associated companies – net	0.6				0.6
Minority interests in profits of subsidiaries – net	(1.0)				(1.0)

Net income	$504.7	$83.3	$(38.1)		$549.9

Earnings per ADR:
Basic	$1.90			(7)	$1.91
Diluted	$1.77			(7)	$1.78
Weighted average number of ADRs (in millions):
Basic	265.5			(7)	288.2
Diluted	291.2			(7)	315.7

See Notes to Unaudited Pro Forma Combined Condensed Financial Statements

Teva Pharmaceutical Industries Limited

Unaudited Pro Forma Combined Condensed Statement of Income

For the year ended December 31, 2002

(U.S. dollars in millions, except ADR data)

	Teva	SICOR	Adjustments	Note	Pro forma
Net sales	$2,518.6	$456.0	$(5.1)	(8)	$2,969.5
Cost of sales	1,423.2	207.3	(5.1)	(8)	1,665.6
			1.9	(1)
			38.3	(2)

Gross profit	1,095.4	248.7	(40.2)		1,303.9
Research and development expenses, net of participations and grants	165.0	23.3	1.3	(9)	189.6
Selling, general and administrative expenses	406.4	64.6	(1.3)	(9)	469.7
Amortization of intangible assets		3.8	(3.8)	(4)
Write-down of long-lived assets		1.2			1.2

Operating income	524.0	155.8	(36.4)		643.4
Financial expenses (income) - net	24.6	(2.0)	46.1	(5)	68.7

Income before income taxes	499.4	157.8	(82.5)		574.7
Income taxes	84.8	29.6	(30.4)	(6)	84.0

	414.6	128.2	(52.1)		490.7
Share in losses of associated companies - net	(2.7)				(2.7)
Minority interests in profits of subsidiaries - net	(1.6)		(0.6)	(10)	(2.2)

Net income	$410.3	$128.2	$(52.7)		$485.8

Earnings per ADR:
Basic	$1.55			(7)	$1.69
Diluted	$1.52			(7)	$1.65
Weighted average number of ADRs (in millions):
Basic	264.5			(7)	287.2
Diluted	280.8			(7)	304.2

See Notes to Unaudited Pro Forma Combined Financial Statements

Teva Pharmaceutical Industries Limited

Unaudited Pro Forma Combined Condensed Balance Sheet

As of September 30, 2003

(U.S. dollars in millions)

	Teva	SICOR	Adjustments	Note	Pro forma
Assets
Current assets:
Cash and cash equivalents	$800.1	$163.8	$(797.3)	(a)	$166.6
Short-term investments	324.9	113.2	(317.9)	(a)	120.2
Accounts receivable:
Trade	894.3	81.1			975.4
Other	274.1	40.1			314.2
Inventories	948.3	96.9	53.1	(b)	1,098.3

Total current assets	3,241.7	495.1	(1,062.1)		2,674.7
Investments and other assets	527.2	117.1	(289.1)	(a)	355.2
Property, plant and equipment, net	768.4	205.6	19.4	(c)	993.4
Intangible assets and debt issuance costs, net	271.7	41.5	600.4	(d),(e)	913.6
Goodwill	617.4	69.6	1,543.9	(e)	2,230.9

Total assets	$5,426.4	$928.9	$812.5		$7,167.8

Liabilities and shareholders’ equity
Current liabilities:
Short-term credit	$232.3	$33.6	$600.0	(a)	$865.9
Accounts payable and accruals	956.2	80.6			1,036.8
Convertible senior debentures	926.5				926.5

Total current liabilities	2,115.0	114.2	600.0		2,829.2

Long-term liabilities:
Deferred income taxes	36.6	13.8	273.3	(f)	323.7
Employee related obligations	71.2				71.2
Loans and other liabilities	359.7	13.6			373.3
Convertible senior debentures	450.0				450.0

Total long-term liabilities	917.5	27.4	273.3		1,218.2

Total liabilities	3,032.5	141.6	873.3		4,047.4

Minority interests	6.1				6.1
Shareholders’ equity:
Ordinary shares	34.0	1.2	(1.2)	(g)	34.5
			0.5	(g)
Additional paid-in capital	499.1	800.3	(800.3)	(g)	1,925.1
			1,426.0	(g)
Deferred compensation	(0.1)	(0.4)	0.4	(g)	(0.1)
Retained earnings (accumulated deficit)	1,794.2	(21.8)	21.8	(g)	1,094.2
			(700.0)	(e)
Accumulated other comprehensive income	110.7	8.0	(8.0)	(g)	110.7
Cost of company shares held by subsidiaries	(50.1)				(50.1)

Total shareholders’ equity	2,387.8	787.3	(60.8)		3,114.3

Total liabilities and shareholders’ equity	$5,426.4	$928.9	$812.5		$7,167.8

See Notes to Unaudited Pro Forma Combined Condensed Financial Statements

Notes to Unaudited Pro Forma Consolidated Financial Statements

On October 31, 2003, Teva and SICOR jointly announced that they signed a definitive merger agreement providing for the acquisition of SICOR by Teva. Under the terms of the agreement, as amended, each share of SICOR common stock will be exchanged for $16.50 in cash and 0.1906 Teva ADRs. Teva will not issue fractional ADRs in the merger. Instead, a cash payment will be made representing the value of the aggregate fractional Teva ADRs. Based upon the NASDAQ closing price of Teva’s ADRs on October 30, 2003, the indicated combined consideration for each outstanding share of SICOR common stock is $27.50. However, for accounting purposes, a per share consideration of $27.52 was calculated based upon the average of the closing prices per ADR for the period two days before through two days after the announcement of the merger agreement. The total consideration for the acquisition, based on the aggregate amount of the cash consideration and the market price of Teva ADRs, is approximately $3.4 billion.

The unaudited pro forma combined balance sheet gives effect to the merger between SICOR and Teva as if it had occurred on September 30, 2003. The unaudited pro forma combined statements of income give effect to the merger between SICOR and Teva as if it had occurred on January 1, 2002. The pro forma combined condensed statements of income do not include any non-recurring charges, directly attributable to the merger. The pro forma adjustments are based on preliminary estimates, which may change as additional information is obtained.

Adjustments to unaudited combined condensed pro forma balance sheet as of September 30, 2003.

(a) An amount of approximately $600 million of the total consideration in the transaction is expected to be financed from additional borrowings.

(b) Fair value step-up in inventories. Because this adjustment is directly attributed to the transaction and will not have an ongoing impact, it is not reflected in the pro forma combined condensed statement of income. However, the amortization of the inventories step-up is expected to impact cost of sales during the 12 months following the consummation of the transaction.

(c) Fair value step-up in property, plant and equipment.

(d) Fair value of existing products and other identifiable intangible assets acquired in excess of intangible assets recorded in connection with previous acquisitions by SICOR.

(e) The fair values of SICOR’s net assets have been estimated for the purpose of allocating the purchase price and determining the pro forma effect of the merger on the unaudited combined condensed pro forma financial statements. The estimated purchase price of $3.4 billion has been calculated and preliminarily assigned to the net tangible and intangible assets acquired as follows:

Notes to Unaudited Pro Forma Consolidated Financial Statements (continued)

		US$ in millions
Purchase price calculation:
Teva average market price per ADR	$57.81
Exchange ratio	0.1906
Teva’s ADR consideration per one common share of SICOR	$11.02
Cash consideration per one common share of SICOR	$16.50
Total consideration per one share of SICOR	$27.52
Outstanding number of SICOR shares on date of announcement of signing definitive agreement for merger (in thousands)	119,050
Cash and fair market value of Teva shares issued		$3,276.1
Fair value of SICOR stock options (1)		104.9
Other, including estimated transaction costs		32.9

Total purchase price		$3,413.9

Purchase price allocation to net tangible and intangible assets acquired and to goodwill:

Net tangible assets		$458.5
Identifiable intangible assets (2):
Existing products		616.9
In-process research and development (3)		700.0
Other		25.0
Goodwill (2)		1,613.5

Total		$3,413.9

(1)	The fair value of SICOR’s stock options was determined using the Black-Scholes option pricing model with the following assumptions: stock price of $57.71; dividend yield of 0.51%; expected volatility of 30.3%; risk-free interest rate of 3.3%; and an expected life of 0.5 years.
(2)	Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets, net of the fair value of liabilities assumed. The unaudited pro forma condensed combined consolidated statements of operations do not reflect the amortization of goodwill acquired in the proposed merger consistent with the guidance in the Financial Accounting Standards Board (FASB) Statement No. 142, “Goodwill and Other Intangible Assets”. Amortization of other intangible assets has been provided over the following estimated useful lives: existing products – 20 years; other – 1-5 years. The amount of intangible assets, estimated useful life and amortization methodology are subject to the completion of an appraisal. Assuming a useful life of 20 years, straight line amortization and a tax rate of 40%, for every additional $50 million allocated to intangible assets, goodwill will decrease by $30 million, intangible assets will increase by $50 million and non-current deferred income tax liabilities will increase by $20 million.
The planning process for the integration of SICOR and Teva operations may result in additional accruals for involuntary employee termination costs and/or facilities closures in accordance with Emerging Issues Task Force (EITF) Issue No. 95-3. In addition, no adjustments were recorded in respect of possible settlements of outstanding litigation as these are not presently estimable. Such accruals and/or adjustments would change the allocation of the purchase consideration to goodwill.
(3)

The amount allocated to in-process research and development represents an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the merger, will not

Notes to Unaudited Pro Forma Consolidated Financial Statements (continued)

have reached technological feasibility and have no alternative future use. The preliminary estimate of in-process research and development is $700 million. Because this expense is directly attributable to the merger and will not have a continuing impact, it is not reflected in the pro forma combined condensed statement of income. However, this item will be recorded as a charge against income in the period in which the transaction occurs. The amount of in-process research and development is subject to change and will be finalized upon consummation of the transaction and completion of an evaluation. For every incremental $50 million increase to the amount allocated to in-process research and development expense, there will be a $50 million decrease to net income in the period in which the transaction occurs. Additionally, goodwill and retained earnings will also each decrease by $50 million.

(f) Deferred income taxes provided in respect of tangible and identifiable intangible assets acquired in the merger, in excess of deferred income taxes associated with SICOR’s intangible assets from its prior acquisitions.

(g) Elimination of all components of SICOR’s shareholders’ equity and the issuance of the shares and grant of stock options as part of the consideration in the transaction.

Notes to Unaudited Pro Forma Consolidated Financial Statements (continued)

Adjustments to unaudited combined condensed pro forma statement of income.

(1)  Additional depreciation expense related to the estimated fair value step up of the property, plant and equipment.

(2) Amortization of intangible assets established as part of the purchase price allocation in connection with the merger with SICOR. Intangible assets are amortized on a straight line basis over the following number of years: existing products – 20 years; other – 1-5 years. The amount of intangible assets, estimated useful life and amortization methodology are subject to the completion of an appraisal. Assuming a useful life of 20 years, straight line amortization and a tax rate of 40%, for every additional $50 million allocated to intangible assets, net income will decrease by $1.5 million and $1.2 million in the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively.

(3)  Elimination of the transaction costs incurred and expensed by SICOR in the nine months ended September 30, 2003.

(4)  Add back of SICOR’s historical intangible assets amortization.

(5)  Estimated additional interest expense due to: (i) variable interest debt assumed in connection with the merger. The effect of a 1/8 percent variance in the interest rate on net income is $1 million and $0.5 million in the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively; and (ii) add back of interest income on Teva’s cash and cash equivalents and marketable securities used as cash consideration in the merger.

(6)  Reflecting the tax effect of the pro forma adjustments, using the applicable tax rates.

(7)  The unaudited pro forma condensed combined financial information gives effect to the issuance of Teva ADRs, based upon an exchange ratio of 0.1906 Teva ADRs for each outstanding share of SICOR common stock.

Stock options of SICOR were exchanged for stock options of Teva based upon the following exchange ratio: one SICOR option entitles its holder to the aggregate of: (a) the number of Teva ADRs that the holder of such SICOR option would have been entitled to receive pursuant to the merger if such holder had exercised such SICOR option in full immediately prior to the merger, and (b) additional Teva ADRs, in an amount arrived at by dividing the amount of cash that the holder of such SICOR option would have been entitled to receive pursuant to the merger if such holder had exercised such SICOR option in full immediately prior to the effective time of the merger by the per Teva ADR closing price on the business day immediately prior to the effective time of the merger. A total of approximately 3.5 million Teva options are expected to be issued.

The calculation of the weighted average number of ADRs for pro forma basic earnings per ADR gives effect to the issuance of approximately 22.7 million Teva ADRs in the transaction assuming these were issued on January 1, 2002. The calculation of the weighted average number of ADRs used in pro forma diluted earnings per ADR gives effect to the issuance of approximately 22.7 million Teva ADRs in the transaction and the dilutive effect of approximately 3.5 million Teva stock options issued in exchange for SICOR’s stock options, assuming these were issued on January 1, 2002.

(8)  Elimination of inter-company sales.

(9)  Adjustments to SICOR’s presentation to conform with Teva’s presentation.

(10)  Reclassification of dividends on preferred stock to minority interests.

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements of Teva Pharmaceutical Industries Limited (Form F-3 Nos. 333-102259, 333-111132, and 333-111144) and in the related Prospectuses, and in the Registration Statement (Form S-8 No. 333-96725) pertaining to various employee stock plans of Teva Pharmaceutical Industries Limited, of our report dated February 10, 2003, with respect to the consolidated financial statements and schedule of SICOR Inc., included in this Form 6-K of Teva Pharmaceutical Industries Limited.

San Diego, California

January 12, 2004

/s/ Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED (Registrant)

By:	/S/ DAN S. SUESSKIND
Name: Dan S. Suesskind
Title: Chief Financial Officer

Date: January 14, 2004